[LETTERHEAD OF SICHENZIA ROSS FRIEDMAN FERENCE LLP]

                                                                   July 10, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Bravo! Foods International Corp.
            Registration Statement on Form Sb-2
            Filed December 21, 2005
            File No. 333-130535

            Form 10-KSB for the Fiscal Year Ended December 31, 2004 Filed March 22, 2005
            File No. 0-25039

            Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed March 31, 2006
            File No. 0-25039

Ladies and Gentlemen:

      As you have discussed with management of Bravo! Foods International Corp. (the "Company"), enclosed herewith please find the proposed comments/inserts to the Form 10-KSB for the year ended December 31, 2005. The Company has advised that it intends to respond to your most recent comment letter dated March 28, 2006 later this week. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 212-398-1494.

                                                     Very truly yours,


                                                     /s/ Stephen Fleming

                                                     Stephen Fleming

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

ITEM 6. MANAGEMENT'S DISCUSSION OF ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      In December 2005, we began to examine the classification of, and our accounting methodology for, our convertible preferred and convertible debt financing. We initiated this examination as a result of a review by the Securities and Exchange Commission of our Form 10-KSB for the year ended December 31, 2004 and our pending Form SB-2 registration statement, which we filed with the SEC on December 31, 2005.

      In May 2006, we concluded that it was necessary to restate our financial results for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 to reflect accounting adjustments for the: (1) identification of embedded derivatives in certain convertible notes which required bifurcation; (2) identification of embedded derivatives in certain convertible preferred stock which required bifurcation; (3) balance sheet reclassification of outstanding warrants and non-employee options from equity to derivative liabilities as a result of "tainting" from a variable conversion feature in a November 2003 Convertible Note and the associated recognition of fair value changes during the time the instruments are required to be reclassified to derivative liabilities;
(4) correction of initial valuation of freestanding warrants, and for modification of warrants; (5) corrections of fair value calculations of employee stock options, the method of recognition for compensation expense and modifications made to certain employee options; (6) reclassification of shipping and handling costs; (7) reporting of accrued interest on a promissory note from us to International Paper, and (8) accounting treatment of product development costs.

      The accompanying consolidated financial statements as of and for the years ended December 31, 2005 and 2004, and each of the quarters of such years have been restated to effect the changes described above. Adjustments prior to 2004 are reflected as prior period adjustments in the accompanying restated 2005 and 2004 consolidated financial statements.

Bifurcation of Embedded Derivatives in Certain Convertible Notes

      As a result of the examination of all our convertible notes under SFAS 133 and EITF 00-19, we determined that the conversion features were required to be bifurcated and accounted for separately as embedded derivative liabilities. The embedded derivative liabilities are required to be adjusted to their fair values at each balance sheet reporting date, with unrealized changes reported as non-operating gains or losses in the consolidated statement of operations. The initial value of the embedded derivatives should have been measured and recorded as a discount, to the extent there was remaining face value after the valuation of associated warrants. If there was no remaining face value, an immediate gain or loss on derivative should have been recorded upon initial issuance. The discount should have been amortized to interest expense either : (1) over the life of the convertible note; (2) or sooner, if and when conversions occurred; or (3) immediately if convertible from date of issuance.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

      In our historical financial statements, we had accounted for the beneficial conversion feature using the intrinsic value and recorded this as a charge to accumulated deficit; the associated discount created was not amortized to interest expense. Additionally, we had not classified these beneficial conversion features as derivative liabilities. In order to reflect these changes, we have restated our financial statements for the years ended December 31, 2005, 2004, and 2003, respectively, to record the fair values of the embedded conversion features on our consolidated balance sheet and recorded unrealized changes in the values of these derivatives in our consolidated statements of operations as "(Gain) loss on derivative liabilities."

Bifurcation of Embedded Derivatives in Certain Convertible Preferred Stock

      Similarly, we determined that certain conversion features were required to be bifurcated and accounted for separately as embedded derivative liabilities. The embedded derivative liabilities were required to be adjusted to their fair values at each balance sheet reporting date, with unrealized changes reported as non-operating gains or losses in the consolidated statement of operations. The initial values of the embedded derivatives should have been recorded as a discount, to the extent there was remaining face value after the valuation of associated warrants. If there was no remaining face value, an immediate gain or loss on derivative should have been recorded upon initial issuance. The discount, deemed to be dividends payable to the preferred shareholders, should have been recognized in retained earnings either: (1) over the expected life of the convertible preferred stock; (2) or sooner, if and when conversions occurred; or (3) immediately if convertible from date of issuance.

      In our historical financial statements, we had accounted for the beneficial conversion feature using the intrinsic value and recorded this as a charge to accumulated deficit; the associated discount created was not amortized to interest expense. Additionally, we had not classified these beneficial conversion features as derivative liabilities. In order to reflect these changes, we have restated our financial statements for the years ended December 31, 2005, 2004, and 2003, respectively, to record the fair values of the embedded conversion features on our consolidated balance sheet and recorded unrealized changes in the values of these derivatives in our consolidated statements of operations as "(Gain) loss on derivative liabilities."

Tainting of Warrants and Non-Employee Options

      In November 2003, the Company issued two notes payable which contained a feature whereby the debt could be converted to equity at a variable conversion ratio. Since the variable conversion feature within the 2003 Convertible Notes does not contain a fixed and determinable amount of shares to be settled, this precludes us from making the determination (as described in EITF 00-19, paragraph 20) that we have sufficient authorized and unissued shares available, and in turn calls into question our ability to net-share settle any warrants and non-employee options outstanding while the 2003 Convertible Notes are outstanding. Since the test in EITF 00-19, paragraph 20 is not met, the terms of the variable conversion features causes all outstanding warrants and non-employee options to be "tainted", and therefore the fair value of all outstanding warrants should have been reclassified from equity to derivative liabilities on the Company's consolidated balance sheet commencing on the date the November 2003 notes were issued until they were no longer outstanding or the tainting was eliminated (see below). At the date of the conversion of each respective instrument or portion thereof (or exercise of the warrants or portion thereof, as the case may be), the corresponding derivative liability should have been reclassified back to equity. Any changes in the fair values while the instruments are classified as liabilities are adjusted by charges or credits in our consolidated statement of operations. We have obtained an amendment to the related note agreement, effective January 1, 2006 which removes the variable conversion feature for the one convertible note which remains outstanding, commencing on that date. Accordingly, the related derivative liability as of December 31, 2005 has been reclassified to equity as of January 1, 2006. See subsequent events Note___.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Warrant Accounting Corrections

      We have issued warrants with many of the convertible notes and preferred stock instruments that we have issued since our inception. We calculated fair values of the warrants when they were issued and recorded those amounts as discounts. We have completed a number of modifications to the warrants, including re-pricings and extensions of terms. After further review, we have determined that the initial discount recorded required revaluation, the impact of certain modifications were not properly accounted for, and the discounts associated with certain financing instruments were not properly amortized to interest expense, or to deemed dividends for preferred stock.

      More specifically, in May 2005, we extended the contractual life of one warrant, and we did not perform a fair value calculation at the time of the modification. Additionally, in September 2004, October 2004, January 2005 and August 2005, the Company re-priced various warrants and did not perform fair value calculations for these re-pricings. Additionally, none of the discounts recorded were amortized to interest expense over the lives of the underlying debt instruments.

      As a result of the foregoing revaluations of the initial discounts recorded in association with the warrants resulted in an increase (decrease) of such discounts of ($303,708), ($990,888) and $30,525 for the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, additional discounts of $608,138 should have been recorded on the dates of the modifications, and additional interest expense from the amortization of all discounts, of $2,311,973, $756,678 and $4,487 should have been recorded for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock Based Compensation Corrections

      We previously adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and subsequently SFAS No. 123(R), "Share-Based Payment". We utilized the BSM model to estimate the fair values of options granted in 2005. All options granted prior to January 1, 2005 were fully vested, and the related compensation expense was recorded at the dates of grant. After further review, we determined that some of the inputs to the option pricing model were not correct. More specifically, the expected terms of the options were not correct, the periods of stock price trading history used to calculate volatility did not coincide with the expected terms of the options and the expected risk free rates of return were not correct. Using the correct inputs, the fair values of the options granted in 2005 were determined to be $1,187,000 versus the previously determined $714,000. The method of amortizing the deferred compensation expense over the vesting periods was not correct due to a clerical calculation error. Additionally, in May 2005, the Company's Board of Directors extended the life of certain fully vested options, thereby creating a new measurement date for these options. However, no calculation of the fair values for these modified options was performed. A fair value calculation has now been performed, and a total of $104,000 should have been expensed when the modifications became effective due to the options being fully vested. Lastly, when the Company recorded the impact of the options that were granted in 2005, it recorded its estimate of the fair values of the options as an increase in additional paid-in-capital and deferred compensation expense as a contra equity account for the full amount of the previous estimate of fair value. Deferred compensation expense was being amortized to expense. Under the provisions of SFAS No. 123(R), the increases in equity should not occur until the options vest and the equity accounts should no longer be "grossed up" on the balance sheet.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

      As a result of the above errors, an additional $561,000 of compensation expense should have been recorded for the year ended December 31, 2005. Additionally, unamortized deferred compensation expense of $85,000 was eliminated with a corresponding reduction in additional paid-in-capital.

Shipping and Handling Costs

      Based on further review of EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", we concluded that shipping and handling costs, which were previously classified as selling expenses, should have been classified as a component of cost of sales. As a result, the Company has reclassified shipping and handling costs of $1,535,000 and $498,000 from selling expense to cost of sales for the years ended December 31, 2005 and December 31, 2004, respectively.

Reporting of Accrued Interest on Promissory Note

      In 1999, we issued a promissory note to assume existing debt owed by our then Chinese joint venture subsidiary to a supplier, International Paper. The face value of that unsecured note was $282,637 at an interest rate of 10.5% per annum. The note originally required 23 monthly payments of $7,250 and a balloon payment of $159,862 due on July 15, 2000. During 2000, we negotiated an extension of this note to July 1, 2001. International Paper imposed a charge of $57,000 to renegotiate the note, which amount represents interest due through the extension date. The current balance due on this note is $187,743, all of which is delinquent. International Paper has not pursued collection of the note, and we in error ceased accruing interest subsequent to 2003. As of December 31, 2005, we retroactively accrued additional interest of $19,767 and $19,713 the years ended December 31, 2005 and December 31, 2004, respectively.

Deferred Development Expenses

      Prior t December 31, 2005, we incorrectly capitalized our product development costs and amortized such costs over two year period. Accordingly, in each quarter reporting period, we expensed only that portion of the cost applicable in accordance with our amortization schedule. We now have restated the reporting periods for our 2004 and 2005 fiscal years to record the unamortized portion of our developments costs as a current expense in our respective statements of operations. As of December 31, 2005, we retroactively reported development costs by an additional of $162,173 and $120,458 the years ended December 31, 2005 and December 31, 2004, respectively.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

ITEM 7.  FINANCIAL STATEMENTS

Consolidated Balance Sheet                                                             December 31, 2005
                                                               -------------------------------------------------------------------
                                                                As Previously                                          As
                                                                   Reported           Adjustments                   Restated
                                                               -----------------     --------------            -------------------
Assets

Current assets:
   Cash and cash equivalents                                   $      4,947,986                                $        4,947,986
   Accounts receivable, net                                           3,148,841                                         3,148,841
   Inventories                                                          391,145                                           391,145
   Prepaid Expenses                                                     978,299                                           978,299
                                                               -----------------     --------------            -------------------

                                     Total current assets             9,466,271                                         9,466,271
Furniture and equipment, net                                            288,058                                           288,058
License rights, net                                                     241,898            153,133        (a)             395,031
Trademarks, net                                                          70,015                                            70,015
Deferred distribution costs, net                                     11,503,333          3,925,180        (b)          15,428,513
Manufacturing agreement, net                                          2,700,000                                         2,700,000
Deposits                                                                 15,231                                            15,231
                                                               -----------------     --------------            -------------------

Total Assets                                                   $      24,284,806     $    4,078,313            $        28,363,119
                                                               =================     ==============            ===================

Liabilities and Capital Surplus

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

                                                                                       December 31, 2005
                                                               -------------------------------------------------------------------
                                                                As Previously                                          As
                                                                   Reported           Adjustments                   Restated
                                                               -----------------     --------------            -------------------
Current liabilities:
   Note Payable to International Paper                         $     187,743                                   $          187,743
   Note Payable to Mid-Am Capital LLC                                112,480             1,337,520        (c)           1,450,000
   Note Payable to Libra Finance                                      43,750                                               43,750
   Note Payable to Longview                                              212                 7,048        (c)               7,260
   Note Payable to Osher                                               6,462                18,538        (c)              25,000
   Debt Discount                                                           -             (219,775)        (c)           (219,775)
   Accounts Payable                                                5,962,623                                            5,962,623
   Accrued Liabilities                                             3,239,885             (289,619)                      2,950,266
   Derivative Liability                                                                 44,757,339        (d)          44,757,339
                                                               --------------    ------------------            -------------------

                                     Total current
                                     liabilities                   9,553,155            45,611,051                     55,164,206
Dividends Payable                                                  1,240,682                                            1,240,682
Dividends Payable - Preferred Stock Discount                                           (4,312,978)        (e)         (4,312,978)

Total liabilities                                                 10,793,837            41,298,073                     52,091,910
                                                               --------------    ------------------            -------------------

Commitments and contingencies

                                                                                          December 31, 2005
                                                                       -------------------------------------------------------
                                                                         As Previously                                As
                                                                           Reported          Adjustments           Restated
                                                                       -----------------   ---------------        ------------
Capital (Deficit)/Surplus :
   Series B convertible, 9% cumulative and redeemable preferred stock, stated value $1.00 per share, 1,260,000 shares
     authorized, 107,440 shares issued and outstanding, redeemable
     at $107,440                                                                 107,440                               107,440

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

                                                                                          December 31, 2005
                                                                       -------------------------------------------------------
                                                                         As Previously                                As
                                                                           Reported          Adjustments           Restated
                                                                       -----------------   ---------------        ------------

Series H convertible, 7% cumulative and redeemable preferred stock, stated value $10.00 per share, 64,500
     shares issued and                                                           349,037            70,449   (f)       419,486
   Series J convertible, 8% cumulative and redeemable preferred stock, stated value $10.00 per share, 200,000  shares
     issued and outstanding                                                    1,854,279           145,721   (f)     2,000,000
   Series K convertible, 8% cumulative and redeemable preferred stock, stated value $10.00 per share,  95,000 shares issued
     and outstanding                                                             950,000                               950,000
   Common stock, par value $0.001 per share, 300,000,000 shares
     authorized, 184,253,753 shares issued and outstanding                       184,254                               184,254
   Preferred stock discount                                                                       (664,787)  (g)      (664,787)
   Common stock subscription receivable                                          (10,000)                              (10,000)
   Additional paid-in capital                                                 59,142,613         8,687,694   (h)    67,830,307
   Deferred compensation expense                                                (475,933)          475,933   (i)
   Accumulated deficit                                                       (48,579,962)      (36,060,592)        (84,640,554)
   Prior period adjustments-restatements                                                        (9,874,178)  (j)    (9,874,178)
   Translation adjustment                                                        (30,759)                              (30,759)
                                                                       -----------------   ---------------        ------------

Total capital (deficit)/surplus                                               13,490,969       (37,219,760)        (23,728,791)
                                                                       -----------------   ---------------        ------------


Total liabilities and capital surplus                                         24,284,806         4,078,313          28,363,119
                                                                       =================   ===============        ============

(a)   Net change in value of Marvel Enterprises Warrants.
(b) Revaluation of Coca-Cola Enterprises warrants for master distribution agreement
(c)   Changes in Notes Payable in order to present them at face values for 2005.
(d)   Changes in fair value of conversion features classified as derivatives.
(e)   Accretion of preferred stock discount (dividends).
(f)   Changes in preferred stock issuances when accounted for at face value.
(g)   Changes due to accretion of discount on preferred stock.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT


(h) Aggregate effect of changes to paid in capital relating to various preferred stock issuances; debt issuances, and debt conversions. See Note
      _____
(i)   Correcting stock option fair value calculations for 2005 issuances.
(j)   Aggregate effect of income statement adjustments.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Consolidated Balance Sheet                                                     December 31, 2004
                                                          -------------------------------------------------------
                                                           As Previously                                 As
                                                             Reported        Adjustments              Restated
                                                          --------------   --------------          --------------
Assets
Total current assets                                             729,022                                  729,022
Furniture and equipment, net                                     111,206                                  111,206
License rights, net                                               67,301             (512)   (a)           66,789
Trademarks, net                                                   10,249                                   10,249
Deferred product development costs                               162,169         (162,169)   (b)
Deposits                                                          13,900                                   13,900
                                                          --------------   --------------          --------------

Total Assets                                              $    1,093,847   $     (162,681)         $      931,166
                                                          ==============   ==============          ==============

Liabilities and Capital Surplus

Current liabilities:
   Note Payable to International Paper                    $      187,743                                  187,743
   Note Payable to Alpha Capital                                 217,954          454,963    (c)          672,917
   Note Payable to Mid-Am Capital LLC                            111,262        1,338,738    (c)        1,450,000
   Note Payable to Libra Finance                                  40,106            1,042    (c)           41,148
   Note Payable to Longview                                       54,086          339,664    (c)          393,750
   Note Payable to Stonestreet                                    47,014          300,798    (c)          347,812

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Note Payable to Whalehaven                                        17,082          155,835    (c)          172,917
Note Payable to Osher                                             13,649            1,038    (c)           14,687
Note Payable to Gem Funding                                        8,231              415    (c)            8,646
Note Payable to Warner Bros                                      147,115                                  147,115
Note Payable to Gamma                                             59,678           15,322    (c)           75,000
Note Payable to Momona                                            25,885           35,365    (c)           61,250
Note Payable to Ellis                                             25,885           35,365    (c)           61,250
Debt Discount                                                         --         (513,266)   (f)         (513,266)
Accounts Payable                                               1,763,339                                1,763,339
Accrued Liabilities                                              375,962           69,024                 444,986
Derivative Liability                                                           13,613,368    (d)       13,613,368
                                                          --------------   --------------          --------------

                              Total current liabilities        3,094,991       15,847,671              18,942,662
Dividends Payable                                                928,379                                  928,379
Dividends Payable - Preferred Stock Discount                                   (3,335,655)   (e)       (3,335,655)
Notes Payable Discount                                                         (1,166,081)   (f)       (1,166,081)
Other Notes Payable                                              100,171          227,948    (g)          328,119
                                                          --------------   --------------          --------------

Total liabilities                                              4,123,541       11,573,883              15,697,424
                                                          --------------   --------------          --------------

Commitments and contingencies

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

                                                                                                 December 31, 2004
                                                                             -------------------------------------------------------
                                                                              As Previously                                As
                                                                                Reported         Adjustments            Restated
                                                                             --------------    --------------        --------------

Capital (Deficit)/Surplus :
   Series B convertible, 9% cumulative and redeemable preferred stock, stated value $1.00 per share, 1,260,000 shares
     authorized, 107,440 shares issued and outstanding,
     redeemable at $107,440                                                         107,440                                107,440
   Series F convertible and redeemable preferred stock, stated value
     $10.00 per share,  55,515  shares issued and outstanding                       512,740                                512,740
   Series H convertible, 7% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 165,500 shares issued and outstanding           895,591           533,895  (h)       1,429,486
   Series I convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 30,000 shares issued and outstanding             72,192           227,808  (h)         300,000
   Series J convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share, 200,000  shares issued and outstanding        1,854,279           145,721  (h)       2,000,000
   Series K convertible, 8% cumulative and redeemable preferred stock,
     stated value $10.00 per share,  95,000 shares issued and outstanding           950,000                                950,000
   Preferred Stock Discount                                                                        (1,642,110) (i)      (1,642,110)
   Common stock, par value $0.001 per share, 300,000,000 shares authorized,
   57,793,501 shares  issued and outstanding                                         57,791                                 57,791
   Additional paid-in capital                                                    26,257,302        (2,469,081) (j)      23,788,221
   Accumulated deficit                                                          (33,737,029)       (6,934,734)         (40,671,763)
   Prior Period Adjustments - Restatements                                                         (1,598,063) (k)       (1,598,063)
                                                                             --------------    --------------       --------------
Total capital (deficit)/surplus                                                  (3,029,694)      (11,736,564)         (14,766,258)
                                                                             --------------    --------------       --------------

Total liabilities and capital(deficit)/surplus                               $    1,093,847    $     (162,681)      $      931,166
                                                                             ==============    ==============       ==============

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

(a)   Net change in value of Marvel Enterprises Warrants.

(b) Write off of remaining unamortized portion of development costs originally capitalized of $120,458 for 2004 and $41,711 for prior periods 2001-2003.

(c)   Changes in Notes Payable in order to present them at face values for 2004.

(d) Changes in fair value of conversion features classified as derivatives of $10,432,365 for 2004 and $3,181,003 for prior periods 2001-2003.

(e) Accretion of preferred stock discount (dividends) of $1,659,000 for 2004 and $1,677,000 for prior periods 2001-2003.

(f) Accretion of Notes Payable discounts; current portion of $513,266 for 2004, and long term portion of $788,556 for 2004 and $377,525 for prior periods 2001-2003.

(g) Changes in Other Notes Payable when accounted for at face value of $138,046 for 2004 and $89,902 for prior periods 2001-2003.

(h) Changes in preferred stock issuances when accounted for at gross value for prior periods 2001-2003.

(i) Changes due to accretion of discount on preferred stock of $709,099 in 2004 and $(2,351,209) for prior periods 2001-2003.

(j) Aggregate effect of changes to paid in capital for 2004 and for prior periods 2001-2003 relating to various preferred stock issuances; debt issuances, and debt conversions. See Note _____

(k)   Aggregate effect of income statement adjustments.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Consolidated Statement of Operations                                              Year ended December 31, 2005
                                                                     -------------------------------------------------------
                                                                      As Previously                                 As
                                                                         Reported          Adjust                Restated
                                                                     --------------    --------------         --------------

Revenue - unit sales                                                 $   11,890,703                           $   11,890,703

Revenue - gross kit sales                                                    58,218                                   58,218
                                                                     --------------    --------------         --------------
Total Revenue
                                                                         11,948,921                               11,948,921

Cost of sales                                                            (8,938,692)                              (8,938,692)

Shipping costs                                                                             (1,534,664)  (a)       (1,534,664)
                                                                     --------------    --------------         --------------
Gross margin
                                                                          3,010,229        (1,534,664)             1,475,565

Selling expense                                                           8,380,668          (940,420)  (a)        7,440,248

Product development                                                         798,510          (162,173)  (b)          636,337

General and administrative expenses                                       5,030,002                                5,030,002

Non-recurring finders' fees                                               3,000,000                                3,000,000
                                                                     --------------    --------------         --------------
Loss from operations
                                                                        (14,198,951)         (432,071)           (14,631,022)
Other (income) expense:

  Interest expense                                                          336,651           (69,022)  (c)          267,629

  Interest expense - debt discount                                                          3,985,530   (d)        3,985,530

  (Gain) loss on derivative liability                                                      32,449,187   (e)       32,449,187

  Stock compensation expense                                                                  560,903   (g)          560,903

Warrant valuations                                                                             43,304   (f)           43,304
                                                                     --------------    --------------         --------------
Loss before income taxes
                                                                        (14,535,602)      (37,401,973)           (51,937,575)
Provision for income taxes
                                                                     --------------    --------------         --------------
Net loss
                                                                        (14,535,602)      (37,401,973)           (51,937,575)


Dividends accrued for Series B preferred stock                               (9,669)                                  (9,669)

Dividends accrued for Series G preferred stock

Dividends accrued for Series H preferred stock                              (79,237)                                 (79,237)

Dividends accrued for Series I preferred stock                              (11,397)                                 (11,397)

Dividends accrued for Series J preferred stock                             (160,000)                                (160,000)

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

                                                                                  Year ended December 31, 2005
                                                                     -------------------------------------------------------
                                                                      As Previously                                 As
                                                                         Reported          Adjust                Restated
                                                                     --------------    --------------         --------------
Dividends accrued for Seriies K preferred stock                             (76,000)                                 (76,000)

                                                                     --------------    --------------         --------------
Net loss applicable to common shareholders                           $  (14,871,905)   $  (37,401,973)        $  (52,273,878)
                                                                     ==============    ==============         ==============

Weighted average number of common shares

   outstanding                                                          135,032,836                              135,032,836
                                                                     ==============    ==============         ==============

Basic and diluted loss per share                                     $        (0.11)   $        (0.28)        $        (0.39)
                                                                     ==============    ==============         ==============
Comprehensive loss and its components
   consist of the following:

     Net loss                                                        $  (14,535,602)   $  (37,401,973)        $  (51,937,575)

     Foreign currency translation adjustment                                (30,759)               --                (30,759)
                                                                     --------------    --------------         --------------
Comprehensive loss                                                   $  (14,566,361)   $  (37,401,973)        $  (51,968,334)
                                                                     ==============    ==============         ==============

(a)   Changes due to reclassification of shipping costs to cost of goods sold.

(b)   Write off of development costs capitalized in 2004.

(c)   Correction of interest income/expense.

(d)   Changes in interest expense due to discounted Notes Payable

(e)   Loss on derivatives based on changes in their values.

(f)   Loss on valuation of oustanding warrants.

(g)   Stock based compensation corrections.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Consolidated Statement of Operations                                              Year ended December 31, 2004
                                                                  --------------------------------------------------------
                                                                   As Previously                                  As
                                                                     Reported        Adjustments               Restated
                                                                  --------------    --------------          --------------
Revenue - unit sales                                              $    2,726,702                            $    2,726,702

Revenue - gross kit sales                                                617,997                                   617,997
                                                                  --------------    --------------          --------------
Total Revenue
                                                                       3,344,699                                 3,344,699

Cost of sales                                                         (2,374,805)                               (2,374,805)

Shipping costs                                                                            (498,313)   (a)         (498,313)
                                                                  --------------    --------------          --------------
Gross margin
                                                                         969,894          (498,313)                471,581

Selling expense                                                        1,804,617          (503,944)   (a)        1,300,673

Product development                                                       85,671           120,458    (b)          206,129

General and administrative expenses                                    2,639,085                                 2,639,085
Non-recurring finders' fees
                                                                  --------------    --------------          --------------
Loss from operations
                                                                      (3,559,479)         (114,827)             (3,674,306)
Other (income) expense:

  Interest expense, net                                                  240,447            19,713    (c)          260,160

  Interest expense - debt discount                                                       1,616,407    (d)        1,616,407

  Interest income

  (Gain) loss on derivatives                                                             6,429,029    (e)        6,429,029

  Warrant valuations                                                                        96,139    (f)           96,139
                                                                  --------------    --------------          --------------
Loss before income taxes                                              (3,799,926)       (8,276,115)            (12,076,041)

Provision for income taxes
                                                                  --------------    --------------          --------------
Net loss
                                                                      (3,799,926)       (8,276,115)            (12,076,041)


Dividends accrued for Series B preferred stock                            (9,696)                                   (9,696)

Dividends accrued for Series G preferred stock                           (15,633)                                  (15,633)

Dividends accrued for Series H preferred stock                          (116,168)                                 (116,168)

Dividends accrued for Series I preferred stock                           (24,066)                                  (24,066)

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Consolidated Statement of Operations                                            Year ended December 31, 2004
                                                                  --------------------------------------------------------
                                                                   As Previously                                  As
                                                                     Reported        Adjustments               Restated
                                                                  --------------    --------------          --------------
Dividends accrued for Series J preferred stock                          (160,438)                                 (160,438)

Dividends accrued for Seriies K preferred stock                          (62,631)                                  (62,631)
                                                                  --------------    --------------          --------------
Net loss applicable to common shareholders                        $   (4,188,558)   $   (8,276,115)         $  (12,464,673)
                                                                  ==============    ==============          ==============

Weighted average number of common shares

   outstanding                                                        40,229,738                                40,229,738
                                                                  ==============    ==============          ==============
Basic and diluted loss per share                                  $        (0.10)   $        (0.21)         $        (0.31)
                                                                  ==============    ==============          ==============
Comprehensive loss and its components consist of the following:

     Net loss                                                     $   (3,799,926)   $   (8,276,115)         $  (12,076,041)

     Foreign currency translation adjustment                                (689)                                     (689)
                                                                  --------------    --------------          --------------
Comprehensive loss                                                $   (3,800,615)   $   (8,276,115)         $  (12,076,730)
                                                                  ==============    ==============          ==============


(a)   Changes due to reclassification of shipping costs to cost of goods sold.

(b)   Write off of development costs capitalized in 2004.

(c)   Correction of interest income/expense.

(d)   Changes in interest expense due to discounted Notes Payable

(e)   Loss on derivatives based on changes in their values.

(f)   Loss on valuation of oustanding warrants.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT


Note 1 - Organization Businesses and Going Concern Uncertainty

[Delete section "Classification of Financial Instruments with a Convertible Feature"]

[Insert the following section]

Accounting for Derivatives

Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") as amended, requires all derivatives to be recorded on the balance sheet at fair value. These derivatives, including embedded derivatives in our structured borrowings, are separately valued and accounted for on our consolidated balance sheet. Fair values for exchange-traded securities and derivatives are based on quoted market prices. Where market prices are not readily available, fair values are determined using market based pricing models incorporating readily observable market data and requiring judgment and estimates.

The pricing model we use for determining fair values of our derivatives is the Black-Scholes-Merton option pricing model (BSM model). There are various inputs used in the BSM model including stock price, exercise prices, risk-free interest rates, share price volatilities, expected term and expected dividend rates. Selection of these inputs involves management's judgment and may impact financial results.

In particular, we use historical volatility rates based upon the closing stock price of our common stock. We use a risk free interest rate which is equal to the U. S. Treasury bill rate for securities with a maturity that approximates the estimated expected life of a derivative or security. We use the closing market price of our common stock on the date of issuance of a derivative or at the end of a quarter when a derivative is valued at fair value. The volatility factor used in the BSM model has a significant effect on the resulting valuation of the derivative liabilities on our consolidated balance sheet. The volatility of our stock price has ranged from 121% to 171% during the years ending December 31, 2003, 2004 and 2005. Our volatility rate and our stock price will likely change in the future which will also cause our derivative liability to change.

In September 2000, the Emerging Issues Task Force issued EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in, a Company's Own Stock" ("EITF 00-19") which requires freestanding contracts that are settled in a company's own stock, including common stock warrants, to be designated as an equity instrument, an asset or a liability. Under the provisions of EITF 00-19, a contract designated as an asset or a liability must be carried at fair value on a company's balance sheet, with any changes in fair value recorded in the company's results of operations. A contract designated as an equity instrument must be included within equity, and no fair value adjustments are required. In accordance with EITF 00-19, the Company determined that several of the outstanding warrants to purchase our common stock, and the embedded conversion feature of several of our financial instruments should be separately accounted for as liabilities.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

We have penalty provisions in the registration agreements of our Convertible Notes that require us to make certain payments in the event of our failure to maintain, for certain prescribed periods equal to two years from the date of issuance of the securities involved, an effective registration statement for the common stock securities underlying the debentures and the associated warrants (and, in the case of certain Convertible Notes, failure to maintain the listing of our common stock on the OTC Bulletin Board, NASDAQ National Market, NASDAQ SmallCap or New York Stock Exchange). The Emerging Issues Task Force Issue No. 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19" ("EITF 05-04") , which has not been adopted, considers alternative treatments including whether or not the registration right itself is a separate derivative liability, or if it is a derivative considered as a combined unit with the conversion feature of a convertible instrument. If the unit is considered separate, the EITF discusses possible alternative treatments including the possibility that the combined unit is a derivative liability only if the maximum liquidated damages exceed the difference between the fair value of registered and unregistered shares. In September 2005, the FASB staff reported that the EITF postponed further deliberations on EITF 05-04 pending the FASB reaching a conclusion as to whether a registration rights agreement meets the definition of a derivative instrument.

We consider the liquidated damages provision in our various security instruments to be combined with our registration rights and conversion derivatives, and we do not account for the provision as a separate liability. We currently record any registration delay penalty payments as expenses in the period when they are incurred. If the FASB were to adopt an alternative view, we could be required to account for the registration delay payments as a separate derivative. Accordingly, we would need to record the fair value of the estimated payments, although no authoritative methodology currently exists for evaluating such computation.

[Insert new note] Note ____-Restatement and Reclassification of Previously Issued Financial Statements

Summary of Restatement Items

In December 2005, we began to examine the classification of, and our accounting methodology for, our convertible preferred and convertible debt financing. We initiated this examination as a result of a review by the Securities and Exchange Commission of our Form 10-KSB for the year ended December 31, 2004 and our pending Form SB-2 registration statement, which we filed with the SEC on December 31, 2005.

In May, 2006, we concluded that it was necessary to restate our financial results for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 to reflect accounting adjustments for the: (1) identification of embedded derivatives in certain convertible notes which required bifurcation; (2) identification of embedded derivatives in certain convertible preferred stock which required bifurcation; (3) balance sheet reclassification of outstanding warrants and non-employee options from equity to derivative liabilities as a result of "tainting" from a variable conversion feature in a November 2003 Convertible Note and the associated recognition of fair value changes during the time the instruments are required to be reclassified to derivative liabilities;
(4) correction of initial valuation of freestanding warrants, and for modification of warrants; (5) corrections of fair value calculations of employee stock options, the method of recognition for compensation expense and modifications made to certain employee options; (6) reclassification of shipping and handling costs. Adjustments prior to 2004 are reflected as prior period adjustments in the accompanying restated 2005 and 2004 consolidated financial statements; (7) reporting of accrued interest on promissory note; and (8) accounting treatment of product development costs.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Bifurcation of Embedded Derivatives in Certain Convertible Notes

As a result of the examination of all our convertible notes under SFAS 133 and EITF 00-19, we determined that the conversion features were required to be bifurcated and accounted for separately as embedded derivative liabilities. The embedded derivative liabilities are required to be adjusted to their fair values at each balance sheet reporting date, with unrealized changes reported as non-operating gains or losses in the consolidated statement of operations. The initial value of the embedded derivatives should have been measured and recorded as a discount, to the extent there was remaining face value after the valuation of associated warrants. If there was no remaining face value, an immediate gain or loss on derivative should have been recorded upon initial issuance. The discount should have been amortized to interest expense either : (1) over the life of the convertible note; (2) or sooner, if and when conversions occurred; or (3) immediately if convertible from date of issuance.

In our historical financial statements, we had accounted for the beneficial conversion feature using the intrinsic value and recorded this as additional paid-in capital and the associated discount created was not amortized to interest expense. Additionally, we had not classified these derivative liabilities as such in our historical financial statements. In order to reflect these changes, we have restated our financial statements for the years ended December 31, 2005, 2004, and 2003, respectively, to record the fair values of the embedded conversion features on our consolidated balance sheet and recorded unrealized changes in the values of these derivatives in our consolidated statements of operations as "(Gain) loss on derivative liabilities."

Bifurcation of Embedded Derivatives in Certain Convertible Preferred Stock

As a result of the examination of our convertible preferred stock under SFAS 133 and EITF 00-19, we determined that certain conversion features were required to be bifurcated and accounted for separately as embedded derivative liabilities. The embedded derivative liabilities were required to be adjusted to their fair values at each balance sheet reporting date, with unrealized changes reported as non-operating gains or losses in the consolidated statement of operations. The initial values of the embedded derivatives should have been recorded as a discount, to the extent there was remaining face value after the valuation of associated warrants. If there was no remaining face value, an immediate gain or loss on derivative should have been recorded upon initial issuance. The discount, deemed to be dividends payable to the preferred shareholders, should have been recognized in retained earnings either: (1) over the expected life of the convertible preferred stock; (2) or sooner, if and when conversions occurred; or (3) immediately if convertible from date of issuance.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

In our historical financial statements, we had accounted for the beneficial conversion feature using the intrinsic value and recorded this as additional paid-in capital and the associated discount created was not amortized to interest expense. Additionally, we had not classified these derivative liabilities as such in our historical financial statements. In order to reflect these changes, we have restated our financial statements for the years ended December 31, 2005, 2004, and 2003, respectively, to record the fair values of the embedded conversion features on our consolidated balance sheet and recorded unrealized changes in the values of these derivatives in our consolidated statements of operations as "(Gain) loss on derivative liabilities."

Tainting of Warrants and Non-Employee Options

In November 2003, the Company issued two notes payable which contained a feature whereby the debt could be converted to equity at a variable conversion ratio. Since the variable conversion feature within the 2003 Convertible Notes do not contain a fixed and determinable amount of shares to be settled, this precludes us from making the determination (as described in EITF 00-19, paragraph 20) that we have sufficient authorized and unissued shares available, and in turn calls into question our ability to net-share settle any warrants and non-employee options outstanding while the 2003 Convertible Notes are outstanding. Since the test in EITF 00-19, paragraph 20 is not met, the terms of the variable conversion features causes all outstanding warrants and non-employee options to be "tainted", and therefore the fair value of all outstanding warrants should have been reclassified from equity to derivative liabilities on the Company's consolidated balance sheet commencing on the date the November 2003 notes were issued until they were no longer outstanding or the tainting was eliminated (see below). At the date of the conversion of each respective instrument or portion thereof (or exercise of the warrants or portion thereof, as the case may be), the corresponding derivative liability should have been reclassified back to equity. Any changes in the fair values while the instruments are classified as liabilities are adjusted by charges or credits in our consolidated statement of operations. We have obtained an amendment to the related note agreement, effective January 1, 2006 which removes the variable conversion feature for the one convertible note which remains outstanding, commencing on that date. Accordingly, the related derivative liability as of December 31, 2005 has been reclassified to equity as of January 1, 2006. See subsequent events Note___.

Warrant Accounting Corrections

We have issued warrants with many of the convertible notes and preferred stock instruments that we have issued since the Company's inception. We calculated fair values of the warrants when they were issued and recorded those amounts as discounts. We have completed a number of modifications to the warrants, including re-pricings and extensions of terms. After further review, we have determined that the initial discount recorded required revaluation, the impact of certain modifications were not properly accounted for, and the discounts associated with certain financing instruments were not properly amortized to interest expense, or to deemed dividends for preferred stock.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

More specifically, in May 2005, the Company extended the contractual life of one warrant, and the Company did not perform a fair value calculation at the time of the modification. Additionally, in September 2004, October 2004, January 2005 and August 2005, the Company re-priced various warrants and did not perform fair value calculations for these re-pricings. Additionally, none of the discounts recorded were amortized to interest expense over the lives of the underlying debt instruments.

As a result of the foregoing revaluations of the initial discounts recorded in association with the warrants resulted in an increase (decrease) of such discounts of ($303,708), ($990,888) and $30,525 for the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, additional discounts of $608,138 should have been recorded on the dates of the modifications, and additional interest expense from the amortization of all discounts, of $2,311,973, $756,678 and $4,487 should have been recorded for the years ended December 31, 2005, 2004 and 2003, respectively.

Stock Based Compensation Corrections

We previously adopted the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and subsequently SFAS No. 123(R), "Share-Based Payment". We utilized the BSM model to estimate the fair values of options granted in 2005. All options granted prior to January 1, 2005 were fully vested and the related compensation expense was recorded at the dates of grant. After further review, we determined that some of the inputs to the option pricing model were not correct. More specifically, the expected terms of the options were not correct, the periods of stock price trading history used to calculate volatility did not coincide with the expected terms of the options, and the expected risk free rates of return were not correct. Using the correct inputs, the fair values of the options granted in 2005 were determined to be $1,187,000 versus the previously determined $714,000. The method of amortizing the deferred compensation expense over the vesting periods was not correct due to a clerical calculation error. Additionally, in May 2005, the Company's Board of Directors extended the life of certain fully vested options, thereby creating a new measurement date for these options. However, no calculation of the fair values for these modified options was performed. A fair value calculation has now been performed, and a total of $104,000 should have been expensed when the modifications became effective due to the options being fully vested. Lastly, when the Company recorded the impact of the options that were granted in 2005, it recorded its estimate of the fair values of the options as an increase in additional paid-in-capital and deferred compensation expense as a contra equity account for the full amount of the previous estimate of fair value. Deferred compensation expense was being amortized to expense. Under the provisions of SFAS No. 123(R), the increases in equity should not occur until the options vest, and the equity accounts should no longer be "grossed up" on the balance sheet.

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

As a result of the above errors, an additional $561,000 of compensation expense should have been recorded for the year ended December 31, 2005. Additionally, unamortized deferred compensation expense of $______ and $_____ was eliminated with a corresponding reduction in additional paid-in-capital as of December 31, 2005 and December 31, 2004, respectively.

Shipping and Handling Costs

Based on further review of EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", we concluded that shipping and handling costs, which were previously classified as selling expenses, should have been classified as a component of cost of sales. As a result, the Company has reclassified shipping and handling costs of $1,534,000 and $498,000 from selling expense to cost of sales for the years ended December 31, 2005 and December 31, 2004, respectively.

Reporting of Accrued Interest on Promissory Note

In 1999, we issued a promissory note to assume existing debt owed by our then Chinese joint venture subsidiary to a supplier, International Paper. The face value of that unsecured note was $282,637 at an interest rate of 10.5% per annum. The note originally required 23 monthly payments of $7,250 and a balloon payment of $159,862 due on July 15, 2000. During 2000, we negotiated an extension of this note to July 1, 2001. International Paper imposed a charge of $57,000 to renegotiate the note, which amount represents interest due through the extension date. The current balance due on this note is $187,743, all of which is delinquent. International Paper has not pursued collection of the note, and we in error ceased accruing interest subsequent to 2003. As of December 31, 2005, we retroactively accrued additional interest of $19,767 and $19,713 the years ended December 31, 2005 and December 31, 2004, respectively.

Deferred Development Expenses

Prior t December 31, 2005, we incorrectly capitalized our product development costs and amortized such costs over two year period. Accordingly, in each quarter reporting period, we expensed only that portion of the cost applicable in accordance with our amortization schedule. We now have restated the reporting periods for our 2004 and 2005 fiscal years to record the unamortized portion of our developments costs as a current expense in our respective statements of operations. As of December 31, 2005, we retroactively reported development costs by an additional of $162,173 and $120,458 the years ended December 31, 2005 and December 31, 2004, respectively.

The accompanying consolidated financial statements as of and for the years ended December 31, 2005 and 2004, and each of the quarters of such years have been restated to effect the changes described above. The impact of similar changes prior to January 1, 2004 has been incorporated into these restated consolidated financial statements as prior period adjustments. The impact of these adjustments is presented below on a quarterly basis

                  Proposed Comments/Inserts for Restated 10-KSB
                                      DRAFT

Quarterly Data
Consolidated Balance Sheet Data (in thousands)

                                                                        For the Quarter Ended
                                                     ----------------------------------------------------------------------
                                                            December 31, 2005                September 30, 2005
                                                     ---------------------------------    ---------------------------------
                                                           As                                   As
                                                       Previously             As            Previously             As
                                                        Reported           Restated          Reported           Restated
                                                     ---------------   ---------------    ---------------   ---------------
Assets

License Rights, Net of Accumulated Amortization              241,898           395,031            362,285           668,553
Deferred Product Development Costs                                --                --            398,226                --

Deferred Distribution Costs                               11,503,333        15,428,513         11,800,833        15,827,526
   Total Assets                                           24,284,806        28,363,119         15,549,968        19,484,703

Liabilities and Shareholder's Equity (Deficiency)
Current Liabilities
Notes Payable to Alpha Capital                                    --                --                 --                --
Notes Payable to Mid-Am Capital LLC                          112,480         1,450,000            112,480         1,450,000
Notes Payable to Libra Finance                                43,750            73,750             43,750            43,750
Notes Payable to Longview                                        212             7,260            104,680           432,669
Notes Payable to Stonestreet                                      --                --                 --                --
Notes Payable to Whalehaven                                       --                --                 --                --
Notes Payable to Bi-Coastal                                       --                --                 --                --
Note Payable to Momona Capital                                    --                --
Note Payable to Ellis International                               --                --
Note Payable to Osher                                          6,462            25,000              6,462            25,000
Debt Discount                                                     --          (219,775)                --          (832,945)
Derivative Liabilities                                            --        44,757,339                 --        51,484,199
Accrued Liabilities                                        3,239,885         2,950,266            518,273           312,476
Total Current Liabilities                                  9,553,155        55,164,206          6,838,211        58,967,715
Dividends Payable - Preferred Stock Discount                      --        (4,312,978)                --        (4,169,299)
Notes Payable Discount                                            --                --                 --                --
Other Notes Payable                                               --                --                 --                --
Total Liabilities                                         10,793,837        52,091,910          8,005,591        55,965,796

                                                     ---------------   ---------------    ---------------   ---------------
Capital Deficit
  Series H convertible, 7% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                          349,037            419,486            349,037           419,486
  Series I convertible, 8% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                                --                 --                 --               --
  Series J convertible, 8% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                         1,854,279         2,000,000          1,854,279         2,000,000
  Preferred Stock Discount                                        --                --                 --         (808,466)
  Preferred stock subscription receivable                         --          (664,787)
  Additional paid-in capital                              59,142,613        67,830,307         45,606,762        47,930,531
  Deferred compensation expense                             (475,933)               --                 --           565,169
  Accumulated deficit                                    (48,579,962)      (84,640,554)       (41,485,761)     (77,933,695)
  Prior Periods' Adjustments-Restatements                         --        (9,874,178)                --       (9,874,178)
Total capital surplus (deficit)                           13,490,969       (23,728,791)         7,544,377      (36,481,093)
Total liabilities and capital deficit                     24,284,806        28,363,119         15,549,968        19,484,703


                                                     ----------------------------------------------------------------------
                                                               June 30, 2005                        March 31, 2005
                                                     ---------------------------------    ---------------------------------
                                                           As                                   As
                                                       Previously             As            Previously             As
                                                        Reported           Restated          Reported           Restated
                                                     ---------------   ---------------    ---------------   ---------------
Assets

License Rights, Net of Accumulated Amortization              391,182           850,585                 --                --
Deferred Product Development Costs                           269,515                --            174,755                --
Deferred Distribution Costs
   Total Assets                                            2,479,833         2,669,721          1,441,859         1,267,104

Liabilities and Shareholder's Equity (Deficiency)
Current Liabilities
Notes Payable to Alpha Capital                               597,542         1,275,000            277,796           891,667
Notes Payable to Mid-Am Capital LLC                          112,480         1,450,000            112,480         1,450,000
Notes Payable to Libra Finance                                43,229            43,752             42,709            42,710
Notes Payable to Longview                                     87,103           323,957            177,632           833,334
Notes Payable to Stonestreet                                      --                --             62,257           406,874
Notes Payable to Whalehaven                                   81,221           300,000             55,335           316,667
Notes Payable to Bi-Coastal                                   25,846                --             15,628            15,628
Note Payable to Momona Capital                                    --                --             36,979            87,500
Note Payable to Ellis International                           38,769           150,000             36,979            87,500
Note Payable to Osher                                             --           100,000                 --                --
Debt Discount                                                     --        (1,491,721)                --          (603,847)
Derivative Liabilities                                            --        88,488,212                 --        12,999,300

Accrued Liabilities                                          545,685           612,658            480,187           554,122
Total Current Liabilities                                  4,307,702        94,027,684          3,670,042        19,453,515
Dividends Payable - Preferred Stock Discount                      --        (3,874,397)                --        (3,512,930)
Notes Payable Discount                                            --                --                 --        (1,458,802)
Other Notes Payable                                            2,578                --            118,831           418,746
Total Liabilities                                          5,413,619        91,256,627          4,812,312        15,923,968

Capital Deficit
  Series H convertible, 7% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                           354,448           429,486            895,591         1,429,486
  Series I convertible, 8% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                            24,064           100,000             72,192           300,000
  Series J convertible, 8% cumulative and
  redeemable preferred stock, stated value
  $10.00 per share                                         1,854,279         2,000,000          1,854,279         2,000,000
  Preferred Stock Discount                                        --        (1,103,368)                --        (1,464,835)
  Preferred stock subscription receivable
  Additional paid-in capital                              29,964,258        31,549,081         27,253,377        24,130,751
  Deferred compensation expense                                   --           654,406                 --                --
  Accumulated deficit                                    (36,491,265)     (113,702,763)       (35,069,337)      (32,801,532)
  Prior Periods' Adjustments-Restatements                         --        (9,874,178)                --        (9,874,178)
Total capital surplus (deficit)                           (2,933,786)      (88,586,906)        (3,370,453)      (14,656,863)
Total liabilities and capital deficit                      2,479,833         2,669,721          1,441,859         1,267,104

Consolidated Balance Sheet Data (in thousands)

                                                                                For the Quarter Ended
                                                     ------------------------------------------------------------------------
                                                               December 31, 2004                    September 30, 2004
                                                     ----------------------------------    ----------------------------------
                                                           As                                   As
                                                       Previously             As             Previously             As
                                                        Reported           Restated           Reported           Restated
                                                     ----------------------------------    ----------------------------------
  Assets
   License Rights, Net of Accumulated Amortization            67,301             66,789            114,204            112,157
   Deferred Product Development Costs                        162,169                 --            174,541                 --
   Total Assets                                            1,093,847            931,166          1,042,698            866,110
  Liabilities and Shareholder's Equity
     (Deficiency)
  Current Liabilities
  Notes Payable to Alpha Capital                             217,954            672,917            120,328            475,000
  Notes Payable to Mid-Am Capital LLC                        111,262          1,450,000             62,559          1,083,333
  Notes Payable to Libra Finance                              40,106             41,148                 --                 --
  Notes Payable to Longview                                   54,086            393,750             14,148            275,000
  Notes Payable to Stonestreet                                47,014            347,812             10,568            140,000
  Notes Payable to Whalehaven                                 17,082            172,917              1,951             66,667
  Notes Payable to Bi-Coastal                                 13,649             14,687             29,166             33,334
  Notes Payable to Gem Funding                                 8,231              8,646                 --                 --
  Note Payable to Gamma Capital                               59,678             75,000                 --                 --
  Note Payable to Momona Capital                              25,885             61,250                 --                 --
  Note Payable to Ellis International                         25,885             61,250                 --                 --

  Debt Discount                                                   --           (513,266)                --         (1,014,604)
  Derivative Liabilities                                          --         13,613,368                 --         10,258,334
  Accrued Liabilities                                        375,962            444,986          1,019,295          1,083,400
  Total Current Liabilities                                3,094,991         18,942,662          3,116,416         14,258,866
  Dividends Payable - Preferred Stock Discount                    --         (3,335,655)                --         (3,158,380)
  Notes Payable Discount                                          --         (1,166,081)                --           (804,318)
  Other Notes Payable                                        100,171            328,119            203,683            884,168

  Total Liabilities                                        4,123,541         15,697,424          4,151,306         12,011,543

Capital Deficit
Series H convertible, 7% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                            895,591          1,429,486            895,591          1,429,486
Series I convertible, 8% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                             72,192            300,000             72,192            300,000
Series J convertible, 8% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                          1,854,279          2,000,000          1,854,279          2,000,000

 Preferred Stock Discount                                         --         (1,642,110)                --         (1,819,385)

 Additional paid-in capital                               26,257,302         23,788,221         25,259,456         23,181,772

 Accumulated deficit                                     (33,737,029)       (40,676,763)       (32,990,665)       (36,439,782)

 Prior Periods' Adjustments-Restatements                          --         (1,598,063)                --         (1,598,063)

Total capital surplus (deficit)                           (3,029,694)       (14,766,258)        (3,108,608)       (11,145,433)
Total liabilities and capital deficit                      1,093,847            931,166          1,042,698            866,110

                                                                                For the Quarter Ended
                                                     ------------------------------------------------------------------------

                                                               June 30, 2004                         March 31, 2004
                                                     ----------------------------------    ----------------------------------
                                                           As                                   As
                                                       Previously             As             Previously             As
                                                        Reported           Restated           Reported           Restated
                                                     ----------------------------------    ----------------------------------
  Assets
   License Rights, Net of Accumulated Amortization           156,106            152,523            191,482            186,363
   Deferred Product Development Costs                        173,452                 --            144,662                 --
   Total Assets                                            2,421,760          2,244,725          1,031,456            881,675
  Liabilities and Shareholder's Equity
     (Deficiency)
  Current Liabilities
  Notes Payable to Alpha Capital                             113,863            350,000                 --                 --
  Notes Payable to Mid-Am Capital LLC                         58,902            958,333                 --                 --
  Notes Payable to Libra Finance                                  --                 --                 --                 --
  Notes Payable to Longview                                   13,863            250,000                 --                 --
  Notes Payable to Stonestreet                                 6,605             87,500                 --                 --
  Notes Payable to Whalehaven                                  1,219             41,667                 --                 --
  Notes Payable to Bi-Coastal                                 19,791             30,208                 --                 --
  Notes Payable to Gem Funding                                    --                 --                 --                 --
  Note Payable to Gamma Capital                                   --                 --                 --                 --
  Note Payable to Momona Capital                                  --                 --                 --                 --
  Note Payable to Ellis International                             --                 --                 --                 --

  Debt Discount                                                   --         (1,615,965)                --                 --
  Derivative Liabilities                                          --         20,599,862                 --          8,766,978
  Accrued Liabilities                                        916,078            975,220            781,614            835,840
  Total Current Liabilities                                3,321,057         23,867,561          3,728,963         12,550,167
  Dividends Payable - Preferred Stock Discount                    --         (2,981,106)                --         (2,653,831)
  Notes Payable Discount                                          --           (676,355)                --           (328,224)
  Other Notes Payable                                        285,988          1,400,418            204,187            400,000
  Total Liabilities                                        4,341,080         22,344,553          4,609,441         10,644,403

Capital Deficit
Series H convertible, 7% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                            895,591          1,429,486            895,591          1,429,486
Series I convertible, 8% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                             72,192            300,000             72,192            300,000
Series J convertible, 8% cumulative and
 redeemable preferred stock, stated value
 $10.00 per share                                          1,854,279          2,000,000          1,854,279          2,000,000

 Preferred Stock Discount                                         --         (1,996,659)                --         (2,173,934)

 Additional paid-in capital                               25,232,580         23,052,097         21,547,321         21,998,912

 Accumulated deficit                                     (31,772,501)       (45,085,228)       (30,523,188)       (34,294,946)

 Prior Periods' Adjustments-Restatements                          --         (1,598,063)                --         (1,598,063)

Total capital surplus (deficit)                           (1,919,320)       (20,099,828)        (3,577,985)        (9,762,728)
Total liabilities and capital deficit                      2,421,760          2,244,725          1,031,456            881,675

Consolidated Statement of Operations Data
(in thousands, except per share amounts)

                                                                  For the Quarter Ended
                                      ------------------------------------------------------------------------
                                              December 31, 2005                     September 30, 2005
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (708,902)                --           (394,794)
Gross margin                                1,137,547            428,645            884,421            489,627
Selling expense                             4,855,666          4,401,412          1,727,531          1,519,710
Product development                           603,555            205,329             84,690            213,397

Loss from operations                       (7,006,635)        (6,863,056)        (1,833,287)        (2,148,967)
Other income (expense):                            --
 Interest expense, net                         14,264            (40,585)            73,169             78,138
 Interest expense - debt discount                  --            613,170                 --          1,308,776

 (Gain) loss on derivatives                        --           (828,153)                --        (42,406,532)
 Stock compensation expense                        --             55,040                 --             13,544
 Warrant valuations                                --                 --                 --                 --
Loss before income taxes                   (7,020,899)        (6,633,556)        (4,906,456)        35,857,107
Net loss                                   (7,020,899)        (6,633,556)        (4,906,456)        35,857,107
Net loss applicable to
  common shareholders                      (7,094,201)        (6,706,858)        (4,994,496)        35,769,067
comprehensive loss                         (7,028,009)        (6,640,666)        (4,916,219)        35,847,344
  Loss per share:
  Basic                               $         (0.05)   $         (0.04)   $         (0.04)   $          0.31
  Diluted                             $         (0.05)   $         (0.04)   $         (0.04)   $          0.13

                                                                  For the Quarter Ended
                                      ------------------------------------------------------------------------
                                                June 30, 2005                        March 31, 2005
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (138,450)                --           (292,518)
Gross margin                                  768,154            629,704            220,107            (72,411)
Selling expense                             1,174,019          1,188,704            623,452            330,422
Product development                            46,674            141,434             63,591             76,177

Loss from operations                       (1,238,846)        (1,486,742)        (1,120,183)        (1,132,257)
Other income (expense):
 Interest expense, net                        103,181            108,096            117,065            121,980
 Interest expense - debt discount                  --          1,296,886                 --            766,698

 (Gain) loss on derivatives                        --         77,393,983                 --         (1,710,111)
 Stock compensation expense                        --            492,319                 --                 --
 Warrant valuations                                --             43,304                 --                 --
Loss before income taxes                   (1,342,027)       (80,821,330)        (1,237,248)          (310,824)
Net loss                                   (1,342,027)       (80,821,330)        (1,237,248)          (310,824)
Net loss applicable to
  common shareholders                      (1,421,928)       (80,901,231)        (1,332,308)          (405,884)
comprehensive loss                         (1,351,790)       (80,831,093)        (1,245,464)          (319,040)
  Loss per share:
  Basic                               $         (0.02)   $         (1.12)   $         (0.02)   $         (0.01)
  Diluted                             $         (0.02)   $         (1.12)   $         (0.02)   $         (0.01)

                                                            For the Year-to-Date Period Ended
                                      ------------------------------------------------------------------------
                                               December 31, 2005                      September 30, 2005
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --         (1,534,664)                --           (825,762)
Gross margin                                3,101,229          1,475,565          1,872,682          1,046,920
Selling expense                             8,380,668          7,440,248          3,525,002          3,038,836
Product development                           798,510            636,337            194,955            431,008

Loss from operations                      (14,198,951)       (14,631,022)        (4,192,316)        (4,767,965)
Other income (expense):
 Interest expense, net                        336,651            267,629            293,415            308,214
 Interest expense - debt discount                  --          3,985,530                 --          3,372,360

 (Gain) loss on derivatives                        --         32,449,187                 --         33,277,340
 Stock compensation expense                        --            560,903                 --            505,863
 Warrant valuations                                --             43,304                 --             43,304
Loss before income taxes                  (14,506,630)       (51,908,603)        (7,485,371)       (45,275,046)
Provision for income taxes                         --                 --                 --
Net loss                                  (14,506,630)       (51,908,603)        (7,485,371)       (45,275,046)
Net loss applicable to
  common shareholders                     (14,842,933)       (52,244,906)        (7,748,732)       (45,538,047)
comprehensive loss                        (14,537,389)       (51,939,362)        (7,509,380)       (45,298,695)
  Loss per share:
  Basic                               $         (0.11)   $         (0.39)   $         (0.09)   $         (0.55)
  Diluted                             $         (0.11)   $         (0.39)   $         (0.09)   $         (0.55)


                                                            For the Year-to-Date Period Ended
                                      ------------------------------------------------------------------------
                                                June 30, 2005                          March 31, 2005
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (430,968)                --           (292,518)
Gross margin                                  988,261            557,293            220,107            (72,411)
Selling expense                             1,797,471          1,519,126            623,452            330,422
Product development                           110,265            217,611             63,591             76,177

Loss from operations                       (2,359,029)        (2,618,999)        (1,120,183)        (1,132,257)
Other income (expense):
 Interest expense, net                        220,246            230,076            117,065            121,980
 Interest expense - debt discount                  --          2,063,584                 --            766,698

 (Gain) loss on derivatives                        --         75,683,872                 --         (1,710,111)
 Stock compensation expense                   505,863            492,319                 --                 --
 Warrant valuations                                --             43,304                 --                 --
Loss before income taxes                   (2,579,275)       (81,132,154)        (1,237,248)          (310,824)
Provision for income taxes                         --                 --                 --                 --
Net loss                                   (2,579,275)       (81,132,154)        (1,237,248)          (310,824)
Net loss applicable to
  common shareholders                      (2,754,236)       (81,307,115)        (1,332,308)          (405,884)
comprehensive loss                         (2,597,254)       (81,150,133)        (1,245,464)          (319,040)
  Loss per share:
  Basic                               $         (0.04)   $         (1.23)   $         (0.02)   $         (0.01)
  Diluted                             $         (0.04)   $         (1.23)   $         (0.02)   $         (0.01)

Consolidated Statement of Operations Data
(in thousands, except per share amounts)

                                                                 For the Quarter Ended
                                      ------------------------------------------------------------------------
                                                December 31, 2004                   September 30, 2004
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (149,336)                --           (153,106)
Gross margin                                  158,736              9,400            196,683             43,574
Selling expense                               534,575            383,704            652,622            497,977
Product development                            30,567             18,195             33,932             35,021
Loss from operations                         (832,165)          (818,258)        (1,041,170)        (1,040,723)
Other income (expense):
 Interest expense, net                         85,630             90,545             79,822             84,790
 Interest expense - debt discount                  --            889,575                 --            517,294
 (Gain) loss on derivatives                        --          2,508,895                 --        (10,385,425)
Warrant valuations                                 --             96,139                 --                 --
Loss before income taxes                     (917,795)        (4,403,412)        (1,120,992)         8,742,618
Net loss                                     (917,795)        (4,403,412)        (1,120,992)         8,742,618
Net loss applicable to
  common shareholders                        (626,535)        (4,500,584)        (1,218,164)         8,645,446
comprehensive loss                           (625,646)        (4,403,412)        (1,120,992)         8,742,618

  Loss per share:
  Basic                                                            (0.10)             (0.03)              0.19
  Diluted                                                          (0.10)             (0.03)              0.05




                                                                 For the Quarter Ended
                                      ------------------------------------------------------------------------

                                               June 30, 2004                          March 31, 2004
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (116,154)                --            (79,714)
Gross margin                                  506,390            390,236            108,085             28,371
Selling expense                               364,382            246,692            253,038            172,300
Product development                            17,527             46,317              3,645            106,596
Loss from operations                         (836,580)          (863,834)          (849,564)          (951,491)
Other income (expense):
 Interest expense, net                         43,310             48,225             31,685             36,600
 Interest expense - debt discount                  --            160,237                 --             49,301
 (Gain) loss on derivatives                        --          9,558,552                 --          4,747,007
Warrant valuations
Loss before income taxes                     (879,890)       (10,630,848)          (881,249)        (5,784,399)
Net loss                                     (879,890)       (10,630,848)          (881,249)        (5,784,399)
Net loss applicable to
  common shareholders                        (980,710)       (10,731,668)          (974,717)        (5,877,867)
comprehensive loss                           (879,890)       (10,630,848)          (974,717)        (5,784,399)

  Loss per share:
  Basic                                         (0.02)             (0.27)             (0.03)             (0.19)
  Diluted                                       (0.02)             (0.27)             (0.03)             (0.19)

                                                          For the Year-to-Date Period Ended
                                      ------------------------------------------------------------------------
                                                December 31, 2004                   September 30, 2004
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (498,313)                --           (348,977)
Gross margin                                  969,894            471,581            811,158            462,181
Selling expense                             1,804,617          1,300,673          1,270,042            916,969
Product development                            85,671            206,129             55,104            187,934

Loss from operations                       (3,559,479)        (3,674,306)        (2,727,314)        (2,856,048)

Other income (expense):
 Interest expense, net                        240,447            260,160            154,817            169,615
 Interest expense - debt discount                  --          1,616,407                 --            726,832
 (Gain) loss on derivatives                        --          6,429,029                 --          3,920,134
Warrant valuations                                 --             96,139                 --                 --

Loss before income taxes                   (3,799,926)       (12,076,041)        (2,882,131)        (7,672,629)
Provision for income taxes                         --                 --                 --                 --

Net loss                                   (4,188,558)       (12,076,041)        (2,882,131)        (7,672,629)

Net loss applicable to
  common shareholders                      (4,188,558)       (12,464,673)        (3,173,591)        (7,964,089)

comprehensive loss                         (4,189,247)       (12,076,730)        (2,882,131)        (7,672,629)

  Loss per share:
  Basic                                         (0.10)             (0.31)             (0.08)             (0.21)
  Diluted                                       (0.10)             (0.31)             (0.08)             (0.21)


                                                          For the Year-to-Date Period Ended
                                      ------------------------------------------------------------------------
                                               June 30, 2004                          March 31, 2004
                                      ----------------------------------    ----------------------------------
                                            As                                    As
                                        Previously              As             Previously            As
                                         Reported           Restated            Reported           Restated
                                      ----------------------------------    ----------------------------------
Shipping costs                                     --           (195,868)                --            (79,714)
Gross margin                                  614,475            418,607            108,085             28,371
Selling expense                               617,420            418,992            253,038            172,300
Product development                            21,172            152,913              3,645            106,596

Loss from operations                       (1,686,144)        (1,815,325)          (849,564)          (951,491)

Other income (expense):
 Interest expense, net                         74,995             84,825             31,685             36,600
 Interest expense - debt discount                  --            209,538                 --             49,301
 (Gain) loss on derivatives                        --         14,305,559                 --          4,747,007
Warrant valuations

Loss before income taxes                   (1,761,139)       (16,415,247)          (881,249)        (5,784,399)
Provision for income taxes

Net loss                                   (1,761,139)       (16,415,247)          (881,249)        (5,784,399)

Net loss applicable to
  common shareholders                      (1,955,427)       (16,609,535)          (974,717)        (5,877,867)

comprehensive loss                         (1,761,139)       (16,415,247)          (974,717)        (5,784,399)

  Loss per share:
  Basic                                         (0.06)             (0.47)             (0.03)             (0.19)
  Diluted                                       (0.06)             (0.47)             (0.03)             (0.19)

[New Insert]Note ____-Derivatives

We evaluated the application of SFAS 133 and EITF 00-19 for the following instruments:

o     2003 Convertible Notes conversion feature (November)
o     2004 Convertible Notes conversion feature (April, June, October)
o     2005 Convertible Notes conversion feature (January, May, April and August)

o     Series H Convertible Preferred Stock conversion feature
o     Series I Convertible Preferred Stock conversion feature
o     Series J Convertible Preferred Stock conversion feature
o     Series K Convertible Preferred Stock conversion feature

Based on the guidance in SFAS 133 and EITF 00-19, we concluded that all of these conversion features were required to be accounted for as derivatives. SFAS 133 and EITF 00-19 require us to bifurcate and separately account for the conversion features as embedded derivatives. The conversion features for the convertible notes and convertible preferred stock were not deemed to be clearly and closely related to the economic characteristics of the host contracts, and they do not meet the scope exclusion of SFAS 133 (i.e. if the embedded conversion could be classified as equity under EITF 00-19 then it does not have to be bifurcated). The main reasons for our determination include: (1) the 2003 Convertible Note has a variable conversion price and therefore does not have an explicit cap on the number of shares that may have to be issued pursuant to the conversion features; (2) 2005, 2004, 2003 Convertible Notes include mandatory redemption features which may allow the holder the option of a cash or shares settlement which fails the test in EITF 00-19, paragraph 12. that disallows equity classification for any contract provision that includes any cash settlement.

We determined that the conversion features meet the attributes of a liability and therefore recorded the fair value of the conversion features on our balance sheet with changes in the values of these derivatives reflected in the consolidated statement of operations as "Gain (loss) on embedded derivative liability." These derivative liabilities were not previously classified as such in our historical financial statements. In order to reflect these changes, we restated our financial statements for the years ended December 31, 2005 and 2004. The impact of similar changes prior to January 1,2004 has been incorporated into these restated consolidated financial statements as prior period adjustments.

In addition, since the variable conversion feature within the 2003 Convertible Note does not contain a fixed and determinable amount of shares to be settled, this precludes us from making the determination that we have sufficient authorized and unissued shares available, and in turn taints our ability to net-share settle any warrants and non-employee options outstanding while the 2003 Convertible Notes are outstanding. The test in EITF 00-19, paragraph 20 is not met, and therefore we are required to reclass the outstanding warrants and non-employee options from equity to derivative liability. See subsequent event discussed in Note ____.

The impact of the application of SFAS 133 and EITF 00-19 on the balance sheets as of December 31, 2005 and 2004, and the impact on the consolidated statement of operations for the year ended December 31, 2005 are as follows:

                                                               December 31,   December 31,     (Gain)
                                                                   2005           2004          Loss
                                                               ------------   ------------   ------------
Convertible Notes- embedded conversion features                $ 12,456,266   $  4,655,774   $  7,800,492
Convertible Preferred Stock- embedded conversion features         3,817,671      2,503,782      1,313,889
Instruments Tainted due to variable conversion feaure
   in November 2003 Convertible Note:
      Warrants associated with convertible notes                  2,765,734      3,908,067     (1,142,333)
      Warrants associated with convertible preferred stock        2,121,323      2,331,742       (210,419)
      Other  warrants and non-employee options                   23,596,345        214,005     23,382,340

                                                               ------------   ------------   ------------
                                                               $ 44,757,339   $ 13,613,370   $ 31,143,969
                                                               ============   ============   ============


We use the BSM model to calculate the value of derivative liabilities. The guidelines we use for the inputs into the BSM model are:

      Volatility- historical volatility based on daily closing stock prices that approximates the estimated life of the embedded derivative or instrument

      Risk free rate- equivalent U.S. Treasury bill rate for securities with a maturity that approximates the estimated life of the derivative or instrument

      Exercise price-the price according to the conversion features, warrants, or options

      Stock price-the close price on date of valuation

      Expected term - the life of the associated conversion feature or warrant

      Dividend rate - not applicable

The volatility factor used in the BSM model has a significant effect on the resulting valuation of the derivative liabilities on the balance sheet. The volatility has ranged from 121% to 171% during the years ended December 31, 2005, 2004 and 2003. The following table shows the volatility, risk free rate and market prices used in the calculations of the BSM call value for each derivative at issuance date and at the end of each year.

                                                                    BSM Input Values at Initial Issuance
                                                       ----------------------------------------------------------
                                                                   Risk         Exer-                     Terms
                                                       Vola-       Free         cise          Market       in
At Issuance Date for:                      Issued      tility      Rate         Price         Price       Years
---------------------------------------------------    ------      -----------  -----------   -------    --------
Convertible Note
conversion features
  Issued in 2003                         11/20/2003    125%        1.83%        $0.04         $0.05       2

  Issued in 2004                         4/20/2004     171%        1.46%        $0.10         $0.21       1
                                          6/30/2004    121%        2.09%        $0.15         $0.25       1
                                         10/29/2004    138%        2.56%        $0.10         $0.13       2
                                         12/22/2004    131%        1.26%        $0.10         $0.19       1

  Issued in 2005                          1/31/2005    147%        3.29%        $0.13         $0.12       2
                                          4/21/2005    118%        3.29%        $0.20         $0.15       1
                                          5/23/2005    145%        3.65%        $0.13         $0.23       2
                                          8/12/2005    149%        4.05%        $0.13         $0.99       2

Convertible Preferred Stock
conversion features (1)
  Series H                            various dates
                                         in 2001 (2)   163% w      4.00% w      $0.40 w       $0.39 w     6 w
                                          1/30/2002    155%        4.00%        $0.40         $0.43       6
                                          2/15/2002    155%        4.00%        $0.40         $0.40       6
                                          3/18/2002    153%        4.00%        $0.40         $0.40       6

  Series I                                6/17/2002    151%        4.00%        $0.26         $0.37       6

  Series J                                9/30/2002    146%        4.00%        $0.25         $0.29       6
                                          2/21/2003    141%        4.00%        $0.25         $0.23       6
                                          5/22/2003    139%        4.00%        $0.20         $0.12       6

  Series K                                 3/1/2004    147%        4.00%        $0.10         $0.12       6
                                           4/2/2004    146%        4.00%        $0.10         $0.14       6

Warrants associated
with convertible notes
  2003 Convertible Note                  11/20/2003    148%        3.25%        $0.73 w (3)   $0.05       5

  2004 Convertible Notes                  4/20/2004    142%        3.45%        $0.15         $0.21       5
                                           5/6/2004    137%        2.39%        $0.25         $0.29       2
                                          6/30/2004    137% w (4)  3.02% w (4)  $1.50 w (4)   $0.25       3 w (4)
                                         10/29/2004    136%        3.30%        $0.15         $0.13       5
                                         12/22/2004    136%        3.57%        $0.15         $0.19       5

  2005 Convertible Notes                  1/31/2005    135%        3.71%        $0.13         $0.12       5
                                          5/23/2005    132%        3.83%        $0.13         $0.23       5
                                          8/12/2005    133%        4.08%        $0.13         $0.99       5

Warrants associated with
convertible preferred stock
  Series H                                12/5/2001    158%        4.00%        $0.50         $0.39       5
                                          1/30/2002    155%        4.00%        $0.50         $0.43       5
                                          2/15/2002    155%        4.00%        $0.50         $0.40       5
                                          3/18/2002    153%        4.00%        $0.50         $0.40       5

  Series I                                6/17/2002    151%        4.00%        $0.20         $0.37       3

  Series J                                9/30/2002    146%        4.00%        $0.25         $0.29       5
                                          2/21/2003    141%        4.00%        $0.25         $0.23       5
                                          5/22/2003    139%        4.00%        $0.25         $0.12       5

Other Warrants
  Consultants                             10/7/2002    146%        1.50%        $0.51 w (3)   $0.28       5
                                         11/15/2004    126%        3.25%        $0.25         $0.12       3
                                         12/23/2004    131%        3.25%        $0.25         $0.19       3
                                           4/8/2005    121%        3.66%        $0.25         $0.09       1

  Marvel warrants                          2/1/2004    167%        1.20%        $0.10         $0.09       1
                                          6/20/2005    118%        3.45%        $0.66         $0.05       1

  CCE warrants                            8/30/2005    134%        4.18%        $0.36         $0.64       5

  Equity financing                       11/28/2005    128%        4.35%        $0.80         $0.64       5

w = weighted average

(1)=The term in years for convertible preferred stock conversion features is an estimate based on analysis of historical conversions. The selection of a different life may have a material impact on the value of the embedded conversion feature.
(2)= There were 19 tranches of Series H issued in 2001.
(3)= Warrants were issued with different exercise prices.
(4)= Warrants were issued with different maturity dates and exercise prices.

[Insert]Note ____-Subsequent Events

On May 12, 2006, we obtained an amendment to implement a floor and which eliminates the variable conversion feature of the one remaining November 2003 convertible note, and therefore it removes the condition that an indeterminate number of shares may be potentially issued. Therefore, tainting effect of the variable conversion rate on the outstanding warrants is removed and the fair value of outstanding warrants at December 31, 2006 in the amount of $28,483,402 has been reclassified from derivative liability to equity on January 1, 2006.